October 19, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 7010

Washington, D.C. 20549-7010

Re:	Cheniere Energy, Inc.

Form S-3 filed August 5, 2005

File No. 333-127269

Ladies and Gentlemen:

Set forth below are responses of Cheniere Energy, Inc. to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”), dated September 7, 2005, with respect to the above-captioned filing. All page references are to the version of Amendment No. 1 to the Form S-3 filed on the date hereof. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Very truly yours,

/s/ Meredith S. Mouer
Meredith S. Mouer

cc:	Zurab S. Kobiashvilli

Senior Vice President and General Counsel

Cheniere Energy, Inc.

(Enclosures)

Cheniere Energy, Inc.

Form S-3 (File No. 333-127269)

Responses to SEC Comment Letter dated September 7, 2005

Form S-3

Prospectus Cover Page

1.	Revise your prospectus cover page to include the information required by Item 501(b)(4) regarding the market for the company’s common stock.

Response: We have revised the cover page of the prospectus to comply with your comment.

Risk Factors, page 5

2.	We note that your operations are centered in the U.S. Gulf Coast and the Gulf of Mexico. Provide a risk factor addressing, to the extent you are able to determine at this point, the effect of the recent events related to Hurricane Katrina on your facilities and operations including any anticipated impact on your future results of operations and liquidity. Alternatively, advise us why you believe that such disclosure is not

Response: The recent events related to Hurricanes Katrina and Rita have not impacted our facilities or operations, and we do not currently anticipate any impact on our future results of operations and liquidity. In response to this comment, we have revised the document on page 15 to include the following risk factor that reflects the uncertainty of the future impact of Hurricanes Katrina and Rita:

“In August and September of 2005, Hurricanes Katrina and Rita and related storm activity, such as windstorms, storm surges, floods and tornadoes, caused extensive and catastrophic physical damage in and to coastal and inland areas located in the Gulf Coast region of the United States (parts of Texas, Louisiana, Mississippi and Alabama) and certain other parts of the southeastern United States. That damage, and the national, regional and local economic and other effects of that damage, are not yet fully assessed or known.

Cheniere Energy, Inc.

Form S-3 (File No. 333-127269)

Responses to SEC Comment Letter dated September 7, 2005

Construction at our Sabine Pass terminal site was temporarily suspended in connection with Hurricane Katrina, as a precautionary measure. Approximately three weeks after the occurrence of Hurricane Katrina, the terminal site was again secured and evacuated in anticipation of Hurricane Rita, the eye of which made landfall to the east of the site. No damage was caused to the site or any equipment or materials by either of these hurricanes. Nevertheless, it is possible that the storms and their collateral effects, mainly labor availability, could result in delays or cost increases for construction of our Sabine Pass terminal.”

Selling Security Holders, page 24

3.	Revise your disclosure in footnote (5) and the last paragraph of this section to state that the registered broker-dealers “are underwriters” rather than “deemed underwriters.” Make similar revisions to your Plan of Distribution section beginning on page 59. We may have further comment upon reviewing your response.

Response: We have amended the disclosure in footnote (5) and the last paragraph of page 28 to state that the registered broker-dealers “are underwriters” rather than “deemed underwriters.” We have amended the Plan of Distribution section on page 61 to include similar disclosure. In addition, we have revised the Plan of Distribution on page 61 to include the following disclosure: “Any selling security holder who is a registered broker-dealer (i) has acquired the securities to be resold in the ordinary course of business and (ii) did not, at the time of the acquisition of the securities, have any agreement, understanding or arrangement, direct or indirect, with any other person to distribute the securities.”

Form 10-K for the year ended December 31, 2004

Note 12 – Deferred Revenue, page 78

4.	Explain to us and cite the accounting literature you followed for the accounting treatment of the advance capacity reservation fees paid and due to be paid by Total LNG USA, Inc. and Chevron USA, Inc., given that the fees are non-refundable.

Response: Under the terms of the agreements with Total LNG USA, Inc. (“Total”) and Chevron USA, Inc. (“Chevron USA”), the payment of these nonrefundable advance capacity reservation fees reserves future LNG regasification capacity for Total and Chevron USA. Such nonrefundable fees will be recoupable through a pro-rata monthly reduction of the monthly capacity fee payable to Cheniere USA for LNG regasification capacity to be provided to Total and Chevron USA beginning in 2009.

Interpretive Response to Staff Accounting Bulletin No. 104 – Topic 13: “Revenue Recognition Issues” A.3(f) Question 1 states: The staff believes that registrants should

Cheniere Energy, Inc.

Form S-3 (File No. 333-127269)

Responses to SEC Comment Letter dated September 7, 2005

consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, up-front fees. Unless the up-front fee is in exchange for products delivered or services performed that represent the culmination of a separate earnings process, the deferral of revenue is appropriate.

Cheniere does not believe the mere receipt of the advance nonrefundable fees should result in revenue recognition as the earnings process is not culminated at that time. Total and Chevron USA pay such nonrefundable capacity reservation fees in anticipation of a future service (i.e. LNG regasification capacity) to be provided by Cheniere. Additionally, the non-refundable fees are subject to recoupement from future earned capacity fees. Accordingly, we believe revenue should be recognized only as LNG terminal regasification capacity is made available to Total and Chevron USA and that such non-refundable fees were properly recorded as deferred revenue as of December 31, 2004.

Item 9A. Controls and Procedures, page 98

Changes in Internal Controls, page 98

5.	Please indicate whether there were any changes to internal controls over financial reporting. Please refer to paragraph (c) of Item 307 of the Regulation S-K. The reference to “no significant changes” indicates there has been some change, which should be discussed.

Response: Please see the paragraph above the header “Changes in Internal Controls” on page 98, which is the disclosure provided in compliance with paragraph (c) of Item 308 of Regulation S-K. The next paragraph, which includes a reference to “no significant changes,” was intended to provide additional disclosure regarding the absence of any “significant changes” in connection with our continuing evaluation and enhancement of our internal controls. We are a rapidly growing enterprise. We have experienced a substantial increase in our headcount and business activities, which requires frequent readjustment of our systems. Accordingly, we have made, and expect to continue to make, changes and improvements to our internal controls; however, there have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. In response to this comment, we will remove the following from our future disclosure: “There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no material weaknesses, and therefore, there were no corrective actions taken.”

Cheniere Energy, Inc.

Form S-3 (File No. 333-127269)

Responses to SEC Comment Letter dated September 7, 2005

Supplemental Information to Consolidated Financial Statements

Oil and Gas Reserves and Related Financial Data

6.	We note the large negative reserve revisions in 2003. Please explain to us the reasons for these revisions.

Response: The large downward revision was entirely attributable to much poorer than expected performance of three wells in Brazos block 415.

The three wells, Brazos 415 A-1, Brazos 415 A-2, and Brazos 415 B-2 were drilled and suspended in 2002, and were completed and tested early in 2003. We were not the operator of the wells and had only an overriding royalty interest in each. The independent petroleum engineering firm of Ryder Scott Company prepared the December 31, 2002 estimate of proved reserves for the wells that served as the basis for our supplemental reserve disclosure in the 10-K reports. The reserve estimates were based on volumetric calculations, subsurface data, seismic data, and the performance of other producing wells in the area.

During 2003, the wells began initial production at very high flow rates, but began producing water much earlier than expected, resulting in very limited hydrocarbon production by year-end. We believe that the high initial production rates may have limited the ultimate production from the wells by prematurely coning water into the gas zone perforations.

The December 31, 2003 estimate of our proved reserves was prepared by the independent petroleum engineering evaluation firm of Sharp Petroleum Engineering, Inc. Based on their review of the three wells’ production history during 2003 and well test data, the remaining proved reserves for the three wells were revised significantly downward.

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